

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402





04011489

March 1, 2004

Daniel J. Gallagher
Vice President – Counsel
Corporate and Investment Affairs
The MONY Group, Inc.
MONY Life Insurance Company
1740 Broadway
New York, NY 10019

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/1/2004

Re: The MONY Group Inc.
Incoming letter dated February 11, 2004

Dear Mr. Gallagher:

This is in response to your letter dated February 11, 2004 concerning a shareholder proposal submitted to MONY by the Longleaf Partners Small-Cap Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Morris J. Kramer
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036

Michael I. Roth is the Chief Executive Officer of the Company and the Chairman of the Board of Directors and Samuel J. Foti is the President and Chief Operating Officer of the Company and a member of the Board of Directors. Mr. Roth and Mr. Foti are referred to herein together as the "Executives."

II. Reason For Omission Of The Proposal – Rule 14a-8(i)(7).

The Company believes that it may properly omit the Proposal from its Proxy Materials pursuant to Rule 14a-8(i)(7) as it relates to the ordinary business operations of the Company.

Rule 14a-8(i)(7) and its predecessor Rule 14a-8(c)(7) permit the exclusion of a shareholder proposal if the proposal relates to the conduct of a company's ordinary business operations. The Staff has consistently held that proposals relating to the dismissal, termination or hiring of executive officers, including the chief executive officer, are matters that are more appropriately addressed by the Board of Directors and may be omitted pursuant to Rule 14a-8(i)(7), because they relate to ordinary business operations. Walt Disney Company (December 16, 2002); Wachovia Corporation (February 17, 2002); Merrill Lynch & Co. (February 8, 2002); Spartan Motors, Inc. (March 13, 2001); Wisconsin Energy Corporation (January 30, 2001); and U.S. Bancorp (February 27, 2000). As the Proposal seeks an investigation into and the possible replacement of the Executives, MONY believes the Proposal relates to MONY's ordinary business operations and may be excluded from its 2004 Proxy materials pursuant to Rule 14a-8(i)(7).

In Walt Disney Company (December 16, 2002), the Staff concluded that a proposal to recommend and request that the board of directors consider removing the chief executive officer from the company's employment and terminating his contract was excludable under Rule 14a-8(i)(7) as it related to the termination, hiring or promotion of employees. In Wachovia Corporation (February 17, 2002), the Staff concluded that a proposal requesting that the board of directors seek and hire a competent CEO may be excluded as ordinary business as it related to the termination, hiring or promotion of employees. In Merrill Lynch (February 8, 2002), the Staff determined that a shareholder proposal requesting the chief executive officer's resignation may be excluded pursuant to Rule 14a-8(i)(7) as it related to the company's ordinary business of termination, hiring or promotion of employees. In Spartan Motors, Inc. (March 13, 2001), the Staff held that a shareholder proposal to remove the chief executive officer was excludable under Rule 14a-8(i)(7) as it related to the termination, hiring or promotion of employees. In Wisconsin Energy Corporation (January 30, 2001), the Staff concluded that a proposal relating to a vote of no confidence in management and requesting that the directors seek the resignation of the CEO and president of the company may be excluded under Rule 14a-8(i)(7) as it related to the company's ordinary business of termination, hiring or promotion of employees. In U.S. Bancorp (February 27, 2000), the Staff held that a shareholder proposal to remove the officers and directors from office may be excluded under Rule 14a-8(i)(7) as it related to the company's ordinary business of termination, hiring or promotion of employees. See also Middle South Utilities, Inc. (January 25, 1988) (shareholder proposal to replace chairman of the board and president excluded under Rule 14a-8(c)(7) as ordinary business as it related to the decision to alter or terminate the duties of executive personnel) and Continental Illinois Corporation

(February 24, 1983) (shareholder proposal that recommended that the chairman of the board and the president be terminated as employees excluded under Rule 14a-8(c)(7) as ordinary business as it related to the employment of executive personnel). Because the Proposal relates, like the proposals referred to above, to the conduct of the Company's ordinary business operations, in recommending an investigation into and a possible replacement of the Executives, it may be properly omitted pursuant to Rule 14a-8(i)(7).

III. Conclusion.

Based upon the foregoing, the Company respectfully requests that the Staff not recommend any enforcement action if the Proposal is omitted from the Proxy Materials.

If the Staff has any questions with respect to the foregoing, or if for any reason the Staff does not agree that the Company may omit the Proposal from its Proxy Materials, please contact the undersigned at (212) 708-2232. Please acknowledge receipt of this letter on the additional enclosed copy and return it to the undersigned in the enclosed envelope.

Very truly yours,



Daniel J. Gallagher

Enclosures

cc: G. Staley Cates w/enclosures


THE MONY GROUP

MONY Life Insurance Company
1740 Broadway
New York, NY 10019
www.mony.com
212 708 2232
212 708 2278 Fax
dgallag1@mony.com

Daniel J. Gallagher
Vice President – Counsel,
Corporate and Investment Affairs

1934 Act-Section 14(a)
Rule 14a-8(i)(7)

February 11, 2004

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Omission Of Shareholder Proposal

Ladies and Gentlemen:

The MONY Group Inc. ("MONY"), a Delaware corporation (the "Company"), hereby respectfully requests that the Staff of the Division of Corporate Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with its view that the Company may exclude from its proxy solicitation materials relating to its 2004 Annual Meeting of Shareholders (the "Proxy Materials") a proposal and a supporting statement (the "Proposal") received from Longleaf Partners Small-Cap Fund (the "Proponent") on December 8, 2003.

The Company currently does not plan to hold an Annual Meeting of Shareholders as a Special Meeting to vote on the Company's merger with AXA Financial, Inc. is scheduled for February 24, 2004. In the event that the merger is not consummated, the Company would then schedule an Annual Meeting and would expect to file definitive Proxy Materials with the Commission no sooner than May 3, 2004, and to begin mailing shortly thereafter. The Proposal is attached hereto as Exhibit A. Pursuant to Rule 14a-8(j), a copy of this letter and the exhibit are being mailed concurrently to the Proponent to advise Proponent of the Company's intent to exclude the Proposal. In addition, pursuant to Rule 14a-8(j), six copies of this letter and the attached exhibit are enclosed for filing with the Commission.

I. The Proposal.

The proposal submitted by the Proponent reads as follows:

> "To adopt a recommendation that the Board of Directors promptly evaluate the performance of the Company's Chief Executive Officer and its President and Chief Operating Officer, especially in light of the recent shareholder vote against the AXA transaction and senior management's conflicts of interest with respect to such transaction, so that the Board can make an informed decision whether either or both of such persons should be replaced as officers of the Company."



LONGLEAF
PARTNERS
FUNDS

EXHIBIT A to
No Action Request Letter

December 4, 2003

VIA CERTIFIED MAIL and HAND DELIVERY

Mr. Bart R. Schwartz
Senior Vice President and General Counsel
The MONY Group Inc.
1740 Broadway
New York, NY 10019

Dear Mr. Schwartz:

Southeastern Asset Management, Inc. ("Southeastern") is investment adviser to Longleaf Partners Small-Cap Fund ("Longleaf"), an investment company that owns 2,089,600 shares of the common stock of The MONY Group Inc. ("MONY"), or 4.3% of MONY. Longleaf has owned more than 1% of MONY for over a year, and intends to continue to hold more than 1% through the 2004 annual meeting. A representative of Longleaf intends to appear at the annual meeting to present this proposal.

As a result of Longleaf's exercise of its appraisal rights in early November with respect to the proposed transaction with AXA, Longleaf's shares are no longer held in book entry under the record name "Cede & Co," but in physical form in the name of "Longleaf Partners Small-Cap Fund" at the following address: The Depository Trust Company, New York Window, Acct: State Street, NV02, 55 Water Street, Plaza Level – 3rd Floor, New York, New York 10041. Longleaf hereby requests that you include in MONY's Proxy Statement regarding the 2004 annual meeting the proposal attached as Exhibit A.

As we have stated publicly, we believe that AXA's $31 bid for MONY far understates the company's worth, and we will be voting against the transaction. If shareholders vote against the AXA transaction, we believe the best course would be for MONY's Board of Directors (the "Board") to hire new management better able to unlock the company's value. Our shareholder proposal is thus a recommendation that the Board evaluate the performance of certain key executives so that they can make an informed decision whether any or all of such persons should be replaced. The proposal assumes that shareholders do not vote in favor of the AXA transaction and that the 2004 annual meeting is held subsequent to the special meeting to consider the AXA transaction. Also, the proposal is to be presented at the 2004 annual meeting and not at the special meeting.

If you have any questions or comments regarding this proposal, please direct them to Morris Kramer or Richard Grossman at Skadden, Arps, Slate, Meagher & Flom LLP at 212-735-3000.

Sincerely,

[signature]

G. Staley Cates
Co-Portfolio Manager and Trustee
Longleaf Partners Small-Cap Fund
Southeastern Asset Management, Inc.

Exhibit A

PROPOSAL FOR AGENDA ITEM IN 2004 ANNUAL MEETING PROXY STATEMENT

To adopt a recommendation that the Board of Directors promptly evaluate the performance of the Company's Chief Executive Officer and its President and Chief Operating Officer, especially in light of the recent shareholder vote against the AXA transaction and senior management's conflicts of interest with respect to such transaction, so that the Board can make an informed decision whether either or both of such persons should be replaced as officers of the Company.

Supporting Statement:

Longleaf Partners Small-Cap Fund (the "Fund"), a registered investment company, owns 2,089,600 shares of the common stock of The MONY Group Inc. ("MONY"), or approximately 4.3% of the Company. The Fund and its adviser, Southeastern Asset Management, Inc. ("Southeastern"), generally have productive, supportive relationships with management teams. In the case of MONY, however, the Fund has painfully endured years of underperformance and mismanagement, which culminated in September of 2003, when MONY's management negotiated a terrible deal for shareholders and a wonderful deal for themselves. This management team's handling of the proposed AXA transaction confirmed our belief which had been demonstrated so amply over the years before – that management has operated this Company with a view to enriching itself, at the expense of shareholders.

The Fund believes that the shareholders' vote against the AXA transaction should have sent a clear "wake up call" to the Board that shareholders of MONY will act to protect their interests. In that regard, the Fund believes that shareholder interests will best be served by having the Board take a hard look at current management. The Fund believes that one of the most important responsibilities of a board of directors of a public company is to select a well-qualified senior management team and that the current Board should live up to that responsibility. Existing management has had five years to make progress with the Company, and the failed AXA transaction is the best they could do. Their performance has led to lower credit ratings and has jeopardized the company's ability to raise capital, while executive compensation has increased. The Fund is confident that the Board can find a far superior, shareholder-oriented management team to unlock the value of MONY. Southeastern and the Fund would welcome the opportunity to work in partnership with MONY's Board to find the right team for the job.

Please join Southeastern and the Fund in supporting this recommendation that the Board take prompt action to evaluate the performance of and, if appropriate, replace certain senior executives of the Company.



STATE STREET.
Serving Institutional Investors Worldwide

Mutual Fund Services
One Heritage Drive
No. Quincy, MA 02171

December 5, 2003

Mr. Bart R. Schwartz
Senior Vice President and General Counsel
The MONY Group Inc.
1740 Broadway
New York, NY 10019

RE: Longleaf Partners Small-Cap Fund Ownership of The MONY Group, Inc.

Dear Mr. Schwartz:

In support of the attached shareholder proposal from Longleaf Partners Small-Cap Fund, dated December 4, 2003, this letter will confirm that our client Longleaf Partners Small-Cap Fund (SSB Acct NV02) has continuously held 2,089,600 shares of The MONY Group, Inc. (Cusip 615337102) for over one year from the date on the shareholder proposal.

Prior to Longleaf's exercise of its appraisal rights in early November, these shares were held in book entry through State Street's DTC Participant account in the nominee name "Cede & Co." As a result of Longleaf's exercise of appraisal rights, these shares have been withdrawn from book entry and placed in physical form, where the record name is to be changed from Cede & Co. to "Longleaf Partners Small-Cap Fund."

Whether held in book entry or physical form, Longleaf Partners Small-Cap Fund has continuously owned 2,089,600 shares for over a year.

Please contact me should you have any questions.

Sincerely,

Thomas A. Carney
Assistant Vice President
State Street Corporation
(617) 985-6942

Signature Guaranteed
STATE STREET BANK AND TRUST COMPANY
BOSTON, MASS.

Assistant Vice Pres.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 1, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The MONY Group Inc.
Incoming letter dated February 11, 2004

The proposal recommends the board promptly conduct an investigation into and a possible replacement of MONY's Chief Executive Officer and its President and Chief Operating Officer.

There appears to be some basis for your view that MONY may exclude the proposal under rule 14a-8(i)(7), as relating to MONY's ordinary business operations, (i.e., the termination or evaluation of employees). Accordingly, we will not recommend enforcement action to the Commission if MONY omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,



Song P. Brandon
Attorney-Advisor